Exhibit 99.4

CERTIFICATION PURSUANT TO RULE 13a-14 OR 15d-14 OF
THE SECURITIES EXCHANGE ACT OF 1934, AS ADOPTED PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Daniel Dickson, certify that:

1. I have reviewed this Amendment no. 1 to the annual report on Form 40-F/A of Endeavour Silver Corp.; and

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report.

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of, and for, the periods presented in this report.

Date: April 10, 2026

By:	/s/ Daniel Dickson
Name:	Daniel Dickson
Title:	Chief Executive Officer